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                                                                    EXHIBIT 99.6
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                                 PRESS RELEASE


Contact:

Mr. Kevin Kimball
Siemens Corporation
Telephone (212) 258-4335

Ms. Stacy Welsh
Pyramid Technology Corporation
Telephone (408) 428-9000

                                                           For Immediate Release


     NEW YORK, NEW YORK and SAN JOSE, CALIFORNIA, February 16, 1995. Siemens Nixdorf Informationssysteme AG ("SNI AG"), a wholly-owned subsidiary of Siemens AG, and Pyramid Technology Corporation ("Pyramid")(NASDAQ:PYRD) jointly announced today that Siemens Nixdorf Mid-Range Acquisition Corp. ("Siemens Mid-Range"), an indirect wholly owned subsidiary of SNI AG, has extended until 12:00 Midnight, New York City time, on Wednesday, March 1, 1995, the expiration date of its tender offer to purchase all outstanding shares of common stock, par value $.01 per share, of Pyramid not currently owned by SNI AG and its subsidiaries. All other terms of Siemens Mid-Range's tender offer remain unchanged.

     Siemens Mid-Range is extending its tender offer to allow dissemination of information supplementing the tender offer materials previously mailed to Pyramid stockholders pursuant to Securities and Exchange Commission rules relating to transactions between companies and "affiliates" that control such companies. Although neither SNI AG nor Pyramid believes that SNI AG controls Pyramid, each decided to make the additional disclosure in order to facilitate a prompt consummation of the transaction.

     Siemens Mid-Range stated that as of the close of business on Wednesday, February 15, 1995, approximately 1,268,156 shares of Pyramid stock had been tendered. SNI AG already owns 2,717,743 shares of Pyramid stock.